April 27, 2009

Via Facsimile and EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE – Mail Stop 7010

Washington, D.C. 20549-7010

Re: Evolution Petroleum Corporation

Form 10-K for Fiscal Year Ended June 30, 2008

Filed September 24, 2008

Amended Schedule 14A

Filed November 4, 2008

Response Letter Filed March 25, 2009

File No. 001-32942

Dear Mr. Schwall:

On behalf of Evolution Petroleum Corporation (the “Company”, “we”, “our” or “us”), I am responding to comments received in your second follow up letter dated April 3, 2009 with respect to the filings listed above.  For your convenience, I have repeated in bold type the comments and requests for additional information as set forth in your letter.  My response follows each applicable comment or request.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.              We note your response to our prior comment 1 and note further at you undertook to timely file an amendment to your Form 10-K.  As such amendment has yet to be filed, please provide us with a better understanding or your interpretation of the term “timely.”  We may have further comment.

Evolution Petroleum Corporation     •     2500 CityWest Blvd., Suite 1300     •     Houston, Texas  77042

Tel:  713-935-0122         FAX:  713-935-0199

Response:

We filed Form 10-K/A on April 7, 2009 as Amendment No. 1 (the “Amendment”) to our Annual report on Form 10-K for our fiscal year ended June 30, 2008 that was filed with the Securities and Exchange Commission on September 24, 2008.  The Amendment included the two gas contracts as exhibits and the certifications required by Securities Exchange Act Rule 15-d-14(a).

The Amendment was filed on April 7, 2009, the 9th business day following our Response Letter filed with the Securities and Exchange Commission on March 25, 2009.

Amended Schedule 14A filed November 4, 2008

Short Term Incentive Bonuses, page 11

2.              We note your response to our prior comment 3 and reissue the comment in part.  Please provide the targets for each of your quantitative corporate goals, including operational improvements, value addition, and liquidity goals in addition to a description of the specific levels of achievement of each named executive officer relative to the targets.  Further, provide any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for 2008.  See Item 402(b)(1) of Regulation S-K.

Response:

Background of Registrant:

As you know, we are a Smaller Reporting Company not subject to the requirements set forth in Item 402(b) of Regulation S-K.  Nevertheless, we believe that our Schedule 14A disclosure of November 24, 2008 complies with Item 402(b)(1) that you referenced, based on our detailed analysis offered below.

As additional background, we have historically chosen to provide a discussion entitled “Determination of Executive Compensation” in our Schedule 14A’s.  In the spirit of providing additional information, we thought this might be useful to our investors beyond the scaled requirements of a Smaller Reporting Company.  In doing so, however, it was never our intent to become subject to any or all of Items 402(a) through (l) of Regulation S-K that are applicable to Accelerated Filers, and the expenditure of resources that entails.

We respectfully submit going forward that it is highly likely that the Compensation Committee will reconsider the net benefit to our shareholders in providing a full CD&A, as compared to meeting the scaled requirements of a Smaller Reporting Company, for so long as our filing status does not change.

We believe that the following discussion will further assist the Staff in reviewing our disclosures and be responsive to their requests.

Short-term Incentive Bonuses:

Our planning and compensation systems are subjective and not rigid, striving to achieve our overall mission to “increase underlying intrinsic value per fully diluted share, for the benefit of our shareholders.”  In response to your questions, we offer the following points:

a)              Our company is small, with limited resources, operating in a volatile marketplace.  As such, the Committee retains flexibility and wide discretion in making subjective performance determinations of their overall assessment of management’s ability (i) to consistently make and carry out good business decisions, for the benefit of its shareholders, while (ii) anticipating and adjusting to the business environment as it shifts.

b)             The latitude given the Committee of three independent directors by the Board of Directors for fiscal 2008 is based on their extensive business experience in our industry and public companies.

c)              The Committee uses only two mathematical “scores” in calculating an individual’s bonus award (i) a subjective overall score for the Individual Performance Factor, stated as a %; multiplied by (ii) a subjective overall score for the Corporate Performance Factor, stated as a %.  This product is then multiplied by the individual’s Target Bonus %, multiplied by the individual’s Base Salary.

d)             The subjective “scoring” system the Committee uses is like a multiple question essay exam, where just one overall score is assigned as a whole.  While each employee has a number of individual goals, the Committee does not assign a value to each goal, nor does it score the performance of the employee against each such goal.  Instead, the Committee considers the results as a whole, before assigning one score for each employee’s Individual Performance Factor. The Committee’s evaluation of the Corporation’s performance is similarly conducted in order to determine one subjective % score for the Corporate Performance Factor.

e)              Since no scores or weightings are assigned for each or any specific goal by the Committee, we cannot answer your inquiry: “describe specific levels of achievement of each named executive officer relative to the [corporate] targets.”  Rather, the individual’s contribution to the corporate score is recognized, but embedded, in the multiplicative process explained in c) (i) and (ii) above.

f)                We do establish certain targets as quantitative corporate goals, such as production, revenue, LOE, field operating income, cash G&A, adjusted EBITDA, capital expenditures net of dispositions and liquidity.  Most of these are not GAAP measures, and no measure is given a separate score.  For example, if we fail to meet one goal, corporate performance in other areas may still generate a positive subjective overall Corporate Performance Factor that, when multiplied by the NEO’s Individual Performance Factor, will yield a short term incentive bonus. We do not disclose corporate goals or targets since each specific goal (i) is not scored or weighted, (ii) is not used to compute a bonus payout, (iii) is subject to adjustment as the business environment shifts over the year, and (iv) we believe disclosure is not required under 402(b)(1).

g)             Concerning specific levels of achievement of each named executive officer relative to the targets, we compile a proxy to disclose the named executive officer’s overall and corporate score contributions on an aggregate basis, by disclosing the average level of bonus paid out to the NEO’s.  For fiscal 2008 this was 17% below full payout, or 83% of target payout, as disclosed in the referenced Schedule 14A that we filed.

h)             As to each NEO’s Individual Performance Factor, we do not disclose them for these reasons:  (i) the achievement level of each goal is not scored, and therefore not used in determining a specific bonus payout, (ii) for competitive reasons, including the targeting of our NEO’s by corporate recruiters and (iii) we do not believe 402(b)(1) requires that type of disclosure.

402(b)(1) Analysis:  We have reviewed each element (i) through (vi) of Item 402(b)(1) of Regulation S-K, and believe the information in the referenced Schedule 14A filing complies with such requirements.

In Closing:

Regarding future filings, if our filing status changes from that of a Smaller Reporting Company, or if we voluntarily choose to include expanded disclosures as a Smaller Reporting Company, we will revise the “Short Term Incentive Bonus” section of our discussion of executive compensation by incorporating the responses herein, combined with the responses in our previous comment letters, save one exception noted in the next paragraph below.

With respect to our response letter to you dated March 25, 2009, the first sentence of the second paragraph of “Additional Material Factors” is hereby modified to read as follows:

Due to our mission to increase underlying intrinsic value per fully diluted share, and the early development nature of our Company, we do not set EPS goals for the Company.

If you have any questions or comments concerning these comments, please contact me at (713) 935-0122 or Mr. Michael Larkin at (713) 308-0166.

Very truly yours,

Evolution Petroleum Corporation

/s/ Robert S. Herlin
Robert S. Herlin
Chairman, CEO and President

cc:        Michael T. Larkin

Adams and Reese LLP